# IBTY LLC



# ANNUAL REPORT

585 East 21st Street apt 1E

Brooklyn, NY 11226

(631) 415-6823
https://www.littlestarship.com

This Annual Report is dated April 21, 2020.

# THE COMPANY AND ITS BUSINESS

## The company's business

At Little Starship Productions we are developing and producing multi-platform interactive software apps, and video content that helps preschool age children develop fundamental cognitive skills during early childhood. Our aim is to provide parents, caregivers, and educators with a single recognizable source for safe, engaging, educational multimedia content.

I am a father of three girls. I grew up watching and being excited and inspired at a young age by Sesame Street, the work of Jim Henson, Fred Rogers and television shows like Schoolhouse Rock. I started Little Starship Productions to produce projects that are fun and entertaining for both kids and parents; that will encourage imagination and exploration, and that will help children develop a love for learning.

I work closely with a small team of talented collaborators. I met Jennifer Dumlao while we were working together at Saatchi & Saatchi. She is mother of our two daughters and Little Starship's Yale educated Director of Educational content; Rick Charette is a talented and well-known singer/songwriter/educator whom I reached out to after hearing him perform at my niece's elementary school; Brian Main is an award winning illustrator/creator of the beautiful *lil' red* storybook app. He also recently worked as an animator and background designer on the award-winning *Old Man's Journey* app which won an Apple's Design Award and Apple's Game of the Year on iPad for 2017. We have worked together for 5 years. I have known Alicia Ortiz for over 30 years. Alicia is owner and teacher at Alicia's Day Care Inc., an Early Head Start partnership program since 2015. She is amazing with kids. Alicia and her staff care for and teach children ages 6 weeks to 4 years old using a research-based, comprehensive curriculum that addresses the unique strengths and challenges of family child care. Along side the curriculum she uses developmental milestone observation tools to assess children and make individual learning plans for each child. Her insight is invaluable to our educational curriculum and testing process.

I, along with my core network of collaborators, have diverse talents and skill sets in education as well as digital content creation including creative idea generation, storytelling, design, content and technical production, post production, and final delivery. We are all parents of different ages and generations, with children of varying ages. We are also creative technologists who can evaluate the latest technologies with respect to what is the appropriate medium and tools to use to best reach our audience. Additionally, we rely on research conducted by trusted organizations such as The Joan Ganz Cooney Organization, Common Sense Media, and KIDMAP (Kids' Inclusive and Diverse Media Action Project) to inform our educational content.

Developing core cognitive skills in preschoolers is extremely important, as is sparking their imagination and instilling in them a love of learning and a thirst for knowledge that will provide them with benefits for a lifetime. When I was growing up, television was the medium to reach our target audience, especially in cases where families could not afford preschool. Today, in addition to TV, the appropriate mediums are smart phones and tablets. However, with the increasing amount of media content being made available, it is often difficult for parents to navigate through it all. Research from the Joan Ganz Cooney Foundation has revealed:

• Parents are likely to find a different caliber of apps depending on where they look
• Parents are looking for age-appropriate apps
• Research suggests that children learn well through co-use; most apps are single-user
• Most apps do not mention specific benchmarks of educational quality
• Most apps do not allow for parent feedback

In developing our content we are addressing each of these issues. We recently received an independent 5-star review from *bestappsforkids.com* for our 'Alligator in the Elevator' series that demonstrated point by point that our proof of concept accomplished these goals.

**Sales, Supply Chain & Customer Base**

Direct sales of our mobile apps are through the respective app marketplaces, on the App Store for iOS, and on Google Play for Android. Our current target customers are parents, caregivers, and educators of preschool-age children. We are also exploring television production opportunities where content may be distributed through video-on-demand services or through more traditional television outlets.

We are maintaining a destination portal *littleStarship.net* that will provide direct links to our content on the app marketplaces and be a centralized location access to our original media content as well as for quality curated content. We will acquire customers through social media marketing; sponsorships; and partnerships with schools.

**Liabilities and Litigation**

Our current apps and those planned for the near future are based on songs licensed for use from singer/songwriter Rick Charette. In creating these apps we are developing original characters and intellectual property that we own. This may provide us with licensing opportunities that may provide us with an additional revenue source. This may also involve additional legal costs in protecting these intellectual properties.

**Competition**

It seems a lot of the apps in the market today may be engaging and entertaining but lack substantial educational value and then there are other apps that may have more educational content but are not as engaging. There is a wealth of content available but not quality content, that meets each of the criteria pointed out by the Joan Ganz Cooney Foundation research. This is a problem we aim to solve. We are providing parents with a trusted mark and recognizable source for safe, engaging, educational multimedia content for their children, Little Starship(R); and producing entertaining and educational multi-platform interactive software apps, and video content that meets all the criteria suggested by the research; and we are maintaining a destination portal that is a centralized location for quality curated and original media content for children, *littleStarship.net*.

We understand how to cost-effectively produce a quality, engaging, interactive multimedia product that kids are drawn to and that meets the educational standards and goals we aspire to. Our success will be reliant on our quality and attention to detail, and that we are targeting a specific age-group, and we are seamlessly integrating music, sound design, storytelling and educational content in a way not done by our competitors.

**Previous Offerings**

Between May 22nd 2018 and July 23rd 2018, we sold 170 Class B Nonvoting Capital Interests in exchange for $100 per share under Regulation Crowdfunding.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

**Operating Results – 2019 Compared to 2018**

We have not yet generated any revenues and did not anticipate doing so until we had completed the building and delivery of our first set of paid-for apps, which we do not anticipate occurring until we can generate enough capital to produce this library. We have very little overhead. Based on our forecast, with the liquidity of the anticipated full equity crowdfundng raise amount ($100,000), we anticipated that we could operate the business for 12 months without revenue generation. Our biggest expense is human resources, paying our staff to create our apps. Our next biggest expense will be marketing and advertising, to let the public know our products are available.

**Financial Milestones**
Between May 22nd 2018 and July 23rd 2018, we sold 170 Class B Nonvoting Capital Interests in exchange for $100 per share under Regulation Crowdfunding through StartEngine. We surpassed our minimum goal of $10,000 and raised $14,300 in our first attempt at equity crowdfunding on the startEngine platform. However this was short of our maximum goal of $100,000. The average investment was $681. The net proceeds of the raise, $12,272.35 was used over the remainder 2018 for the following:

**33% - Research & Development**

**25% - Software and Supplies**

**25% - Advertising & Marketing**

**17% - Taxes and Licensing**

Without additional capital investment in 2019 production has been limited. We also do not have a budget for marketing. Beginning in July of 2019 we had predicted to have surpassed 10,000 downloads of our first set of free apps and planned to begin to offerng our first set of paid-for apps on the App Store and Google Play. Which would have been the first source of revenue for the company. We planned to spend a portion of the money raised from a second equity crowdfunding campaign on marketing and advertising to build upon the brand recognition established with the first set free downloads to generate sales of the new set of paid-for apps. We also planned to promote our brand via our YouTube channel through promos and original content. Without the infusion of capital these plans and estimates have been delayed.

**Liquidity and Capital Resources**

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. We do have very little overhead. We will seek to continue to raise capital via crowdfunding offerings, equity or debt issuances, or any other method available to the company. We anticipate that we can operate the business for 12 months without revenue generation. We anticipate generating our first revenue upon completion of the building and delivery of our first set of paid-for apps, which is dependent on additional funds for production and marketing.

At December 31, 2019, the Company had cash of $36.42. [*The Company intends to raise additional funds through a second round of equitycrowdfunding* .]

**Debt**

The Company has not had any material terms of indebtedness.

**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**

Our directors and executive officers as of the date hereof, are as follows:

| Krishna Ramnath | Managing Member |
|---|---|

Krishna Ramnath

Krishna is a creative director, designer, and developer with 20 years of diverse interactive development experience and television production experience. He has worked for some of the top worldwide advertising agencies, including Publicis/Rauxa, Big Spaceship, SapientNitro, Havas Worldwide, Saatchi & Saatchi, Mundocom, MRM//McCann, developing online digital advertising content including ads, games, and animation. His expertise encompasses all aspects of digital content creation including creative idea generation and design, user experience and interface design, technical production and development, video pre-production, production, and post-production, audio production, product testing, final product delivery and marketing. He is also a father of three girls. He started Little Starship Productions to produce projects that are fun and entertaining for both kids and parents; that will encourage imagination and exploration, and that will help children develop a love for learning. Positions and offices held within the past three years: Founder, Managing Member IBTY LLC d/b/a Little Starship Productions June 2012- present; Development Consultant - Publicis/Rauxa/Audible, Inc. - Newark, NJ September 2019 - present; Senior Manager, Technology - Juice Pharma Worldwide - New York, NY February 2018 - July 2019 - Senior Technologist/ Frontend Developer (Freelance) - Big Spaceship - Brooklyn, NY November 2017 – January 2018

Number of Employees: 1

# PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Membership Interests, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the membership interests listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the current Operating Agreement for IBTY LLC, A New York Limited Liability Company, made effective as of May 1 2018.

| Title of class | Name and address of Class A Voting Members | # Shares | % of ownership |
|---|---|---|---|
| Class A Voting Capital Interests | Krishna Ramnath<br><br>585 East 21st Street, apt 1E<br>Brooklyn, NY 11226 | 5000 | 83% |

| Title of class | Name of Class B Nonvoting Members | # Shares | % of ownership |
|---|---|---|---|
| Class B Nonvoting Capital Interest | Caitlin Ruzenski | 3 | 0.050% |
| Class B Nonvoting Capital Interest | Juan Marin | 1 | 0.017% |
| Class B Nonvoting Capital Interest | Adam Sinanan | 2 | 0.033% |
| Class B Nonvoting Capital Interest | Morris Gelman | 1 | 0.017% |
| Class B Nonvoting Capital Interest | Amy Sturgell | 1 | 0.017% |

| | | | |
|---|---|---|---|
| **Class B Nonvoting Capital Interest** | **Matthew Moore** | **1** | **0.017%** |
| **Class B Nonvoting Capital Interest** | **Wasim Khan** | **1** | **0.017%** |
| **Class B Nonvoting Capital Interest** | **Karen Watanabe** | **1** | **0.017%** |
| **Class B Nonvoting Capital Interest** | **Jordan Norgaard** | **1** | **0.017%** |
| **Class B Nonvoting Capital Interest** | **Paul Varkey** | **1** | **0.017%** |
| **Class B Nonvoting Capital Interest** | **Mahesh Sethuraman** | **1** | **0.017%** |
| **Class B Nonvoting Capital Interest** | **Jonathan Patronik** | **1** | **0.017%** |
| **Class B Nonvoting Capital Interest** | **Vijay Ramnath** | **3** | **0.050%** |
| **Class B Nonvoting Capital Interest** | **George Romberg** | **1** | **0.017%** |
| **Class B Nonvoting Capital Interest** | **Keith Binam** | **5** | **0.083%** |
| **Class B Nonvoting Capital Interest** | **Gordon Krauss** | **1** | **0.017%** |
| **Class B Nonvoting Capital Interest** | **W T Blackwell** | **2** | **0.033%** |
| **Class B Nonvoting Capital Interest** | **Yang Bin Kwok** | **110** | **1.833%** |

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

## OUR SECURITIES

Our authorized Capital Interest consists of 5000 Class A Voting Capital Interests, par value $100.00 per interest and 1000 Class B Nonvoting Capital Interests, par value $100.00 per interest. As of December 31, 2018, 830 - Class B Nonvoting Capital Interests are outstanding. The following is a summary of the rights of our Capital Interests as provided in our Operating Agreement.

**Classes of securities**

- Class A Voting Capital Interests: 5,000

  **Voting Rights** (*of this security*)

  The Voting Members shall have the right to vote upon all matters upon which Members have the right to vote under New York Limited Liability Company Law or under the Operating Agreement for IBTY LLC, in proportion to their respective Percentage Voting Interest ("Percentage Voting Interest") in the Company. The Percentage Voting Interest of a Voting Member shall be the percentage that is derived when the Member's Voting Capital account is divided by the total of all of the Voting Capital accounts

  **Distributions**

  Subject to applicable law and any limitations elsewhere in the Operating Agreement for IBTY LLC, the Voting Members shall determine the amount and timing of all distributions of cash, or other assets, by the Company. Except as otherwise provided in the Operating Agreement for IBTY LLC, all distributions shall be made to all of the Members, in proportion to their Percentage Ownership Interests. Except as otherwise provided in the Operating Agreement for IBTY LLC, the decision as to whether to make distributions shall be within the sole discretion of the Voting Members.

  All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Voting Members may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company or other relevant information. Neither the Company nor the Members shall incur any liability for making distributions.

  The Company is prepared to issue Schedule K-1 (Form 1065)s to all members to report their share of the Company's income, deductions, credits, etc. as outlined in the Operating Agreement for IBTY LLC and required by law.

**Rights to Receive Liquidation Distributions**

In the event of our liquidation, dissolution, or winding up, holders of Class A Voting Capital Interest(s) are entitled to share in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Capital Interest(s) as explained in ARTICLE VIII of the Operating Agreement for IBTY LLC.

- Class B Nonvoting Capital Interests: 170

**Voting Rights** (*of this security*)

Members who own interests only in Nonvoting Capital ("Nonvoting Members") shall have no right to vote upon any matters. Notwithstanding, to the extent otherwise permitted by the Operating Agreement for IBTY LLC, a Nonvoting Member shall have the right to file or participate in a mediation or an arbitration action, and shall be bound by an amendment to the Operating Agreement for IBTY LLC only if he signs such amendment.

**Distributions**

Subject to applicable law and any limitations elsewhere in the Operating Agreement for IBTY LLC, the Voting Members shall determine the amount and timing of all distributions of cash, or other assets,by the Company. Except as otherwise provided in the Operating Agreement for IBTY LLC, all distributions shall be made to all of the Members, in proportion to their Percentage Ownership Interests. Except as otherwise provided in the Operating Agreement for IBTY LLC, the decision as to whether to make distributions shall be within the sole discretion of the Voting Members.

All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Voting Members may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement,cash flow statement of the Company or other relevant information. Neither the Company nor the Members shall incur any liability for making distributions.

The Company is prepared to issue Schedule K-1 (Form 1065)s to all members to report their share of the Company's income, deductions, credits, etc. as outlined in the Operating Agreement for IBTY LLC and required by law.

**Rights to Receive Liquidation Distributions**

In the event of our liquidation, dissolution, or winding up, holders of Class B Nonvoting Capital Interest(s) are entitled to share in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Capital Interest(s) as explained in ARTICLE VIII of the Operating Agreement for IBTY LLC.

**What it means to be a minority holder**

As a holder of Class B Nonvoting Capital Interest(s), you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RESTRICTIONS ON TRANSFER

For a year, the securities can only be resold:
- In an IPO;
- To the company; To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of t he Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 21, 2020.

**IBTY LLC d/b/a Little Starship Productions**

By      /s/



Name:     Krishna Ramnath

Title:     Chief Executive Manager

Exhibit A

**FINANCIAL STATEMENTS**

IBTY LLC

BALANCE SHEET

As of December 31, 2019

|  | TOTAL |
|---|---|
| ASSETS | |
| Current Assets | |
| Bank Accounts | |
| Azlo | 36.42 |
| Wells Fargo Simple Business Checking (6277) | 0.00 |
| **Total Bank Accounts** | **$36.42** |
| Other Current Assets | |
| Uncategorized Asset | 0.00 |
| **Total Other Current Assets** | **$0.00** |
| **Total Current Assets** | **$36.42** |
| **TOTAL ASSETS** | **$36.42** |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | |
| Due to/from Founder | 1,215.91 |
| **Total Other Current Liabilities** | **$1,215.91** |
| **Total Current Liabilities** | **$1,215.91** |
| **Total Liabilities** | **$1,215.91** |
| Equity | |
| Common Stock | 16,753.57 |
| Opening Balance Equity | 0.00 |
| Owner's Draw | -760.00 |
| Retained Earnings | -14,904.86 |
| Net Income | -2,268.20 |
| **Total Equity** | **$ -1,179.49** |
| **TOTAL LIABILITIES AND EQUITY** | **$36.42** |

IBTY LLC
PROFIT AND LOSS
January - December 2019

|  | TOTAL |
|---|---|
| Income | |
|   Sales | 36.42 |
| **Total Income** | **$36.42** |
| GROSS PROFIT | **$36.42** |
| Expenses | |
|   Advertising & Marketing | 951.35 |
|   Bank Charges & Fees | 129.98 |
|   Meals & Entertainment | 51.83 |
|   Office Supplies & Software | 1,171.46 |
| **Total Expenses** | **$2,304.62** |
| NET OPERATING INCOME | **$ -2,268.20** |
| NET INCOME | **$ -2,268.20** |

# CERTIFICATION

I, Krishna Ramnath, Chief Executive Manager of IBTY LLC d/b/a Little Starship Productions, hereby certify that the financial statements of IBTY LLC d/b/a Little Starship Productions included in this Report are true and complete in all material respects.



_____

Chief Executive Manager